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November 3, 2010	Trading Symbols: TSX Venture – CLH US: OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL DRILLS 18 METRES OF 1.096 G/T AU AT ROBERTSON

Coral Gold Resources Ltd.(“Coral”) is pleased to announce the results from the first three diamond core holes drilled at Corals Robertson property in Crescent Valley Nevada.

These initial holes are part of a 15 hole diamond core program which Coral started on September 16.

The holes, which are vertical, range from 400 to 600 feet in depth and focus on the Altenburg Hill and Gold Pan Zones.  The drill program is currently on the tenth hole.  Results from holes 4 through 7 are expected shortly.

The program is designed to twin 2008 RC holes in order to provide material for metallurgical test work. This will consist of column leach tests by McLelland Labs in Reno, Nevada.
The 15 hole program is part of a program designed to upgrade the resource in the Robertson Core area.

All samples were collected by Robert McCusker, a qualified person as defined by N143-101 and were fire assayed by ALS Minerals Labs using an AA finish.

Results of the first three holes compared to the twinned RC holes are as follows:

Hole ID		From (ft)	To (ft)	Thickness (ft)	Grade oz Au/t	Thickness (m)	Grade, g/t
Core 2010	RC 2008
CC10-1		130	270	140	0.022	42.672	0.753 (10% higher)
	CR08-37	135	270	135	0.020	41.148	0.685

CC10-2		20	55	35	0.010	10.668	0.342 (29% lower*)
	CR08-32	0	85	85	0.014	25.908	0.479

CC10-3		20	140	120	0.023	36.576	0.788 (27% higher)
		315	375	60	0.032	18.288	1.096 (77% higher)
	CR08-31	0	135	135	0.018	41.148	0.616
		330	365	35	0.018	10.668	0.616

(The core holes have 20ft casing)	*due to poor core recovery

In other developments, Barrick Gold Exploration has notified Coral that it has terminated its option on the Norma Sass property (Coral Gold Resources Ltd 66.7% & Levon Resources Ltd. 33.3%).  They have however, paid all fees on the claim group for the coming year. Although Barrick did not intersect significant intercepts of mineralization at depth, Coral still holds these claims in high regard because of their proximity to the Pipeline mine and previous significant drill intercepts drilled in 1996 in the northeast section of the property.

Coral, incorporated in 1981 continues to explore and develop a series of strategic claims along the Cortez Gold trend known as the Robertson Project. Through independent exploration and joint venture partnerships with Amax, and Placer Dome, Coral has established an inferred gold resource of 3.4 million ounces.

For more information on the Robertson Property and Coral’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.